Questions and Answers
Exhibit 99.2

2009 Option Exchange Program
Questions and Answers
as of June 17, 2009

The following Questions & Answers were prepared to address common questions employees may have regarding the proposed Option Exchange program. Shareholder approval for the program will be solicited at Sigma Designs annual meeting of shareholders on July 30, 2009.

Sigma Designs is seeking shareholder approval to offer a one-time Option Exchange. These Q&As are based on the information contained in the option exchange proposal (Proposal No. 3) in our preliminary proxy statement filed with the Securities and Exchange Commission (SEC) on June 16, 2009. Even if Sigma Designs’ shareholders approve the program, the company may still decide either not to implement the program or to delay its implementation. The following information is provided as of June 17, 2009 and does not contain complete details about the Option Exchange program. Additional information is contained in the Sigma Designs preliminary proxy statement.

Q1           What is happening?

A1           Sigma Designs is seeking shareholder approval to offer a one-time Option Exchange program to certain eligible employees. If implemented, the Option Exchange program will allow eligible employees to exchange certain underwater stock options for fewer stock options. The exchange ratio is explained in more detail in Question 21 below. All replacement options would be granted under the Sigma Designs, Inc. 2001 Stock Plan.

Q2           Why is the Option Exchange program being proposed?

A2           The decline in the price of Sigma Designs’ stock over the past year has had a negative impact on our ability to motivate employees through the use of stock options. Because a large number of our outstanding options have exercise prices well above the current stock price, many employees believe their options are of little or no value. These outstanding options are no longer an effective means of retaining our key talent, but we will continue to recognize the expense of these options as they are likely to remain unexercised until they expire. We are proposing to offer this exchange because we want to encourage retention among our employees and align their incentives with those of our shareholders.

Q3           How did this decision get made?

A3           Our Board of Directors approved the Option Exchange program and has proposed the program to our shareholders for approval.  Our Board of Directors believes the program would increase retention and motivate employees while avoiding potential additional dilution to our shareholders’ interests. It would also allow Sigma Designs to recapture the value of compensation costs already being incurred for underwater options.

Q4           Who will be eligible to participate in the Option Exchange program?

A4           Generally, Sigma Design employees will be eligible to participate if they hold stock options that:

1. Were granted under our 2001 Stock Plan prior to June 2008; and
2. Have an exercise price equal to or greater than $20.25 per share.

Unfortunately, we will not be able to offer the Option Exchange program to employees in those countries where local law, expense, complexity, administrative burden or similar considerations would make their participation illegal, infeasible or impractical. Also, our executive officer team and our Board of Directors will not be eligible to participate.

Q5           What countries will participate in the Option Exchange program?

A5           The specific countries that will be included in the program will be communicated when the exchange period is opened, assuming the proposal receives shareholder approval and is implemented.

Q6           Will executive officers be eligible to participate in the Option Exchange program?

A6           No, our executive officers, including our Chief Executive Officer and Chief Financial Officer, and our Board of Directors will not be eligible to participate.

Q7           What is an Option Exchange program?

A7           An Option Exchange program allows eligible employees to voluntarily exchange outstanding stock options for fewer replacement stock options with a lower exercise price. If approved by shareholders, the proposed Option Exchange program would be available to eligible employees with outstanding stock options that were granted before June 2008 and have an exercise price equal to or greater than $20.25. The replacement stock options would be granted following the expiration of a tender offer period.

Q8           Why doesn’t the Option Exchange program start immediately?

A8           The Option Exchange program must be approved by our shareholders at our annual meeting on July 30, 2009. There is no guarantee the shareholders will approve this program. If the program is approved, the company intends to begin the exchange period as soon as administratively feasible, subject to the approval of the Board of Directors.

Q9           What is the expected timeline of the Option Exchange program?

A9           The timeline of the exchange, if approved and implemented, will not be determined until the proposal has been approved by Sigma’s shareholders.

Q10           How many options would I receive if I choose to participate?

A10           Eligible options would be able to be exchanged for a lesser number of replacement options with a lower exercise price based on a specific exchange ratio, which the Board has determined is 1.5 shares to 1.0 share.  The exchange ratio is explained in more detail in Question 21 below.

Q11           Would I be able to exchange only a portion of my eligible options?

A11           Yes.  You would be able to elect to exchange your eligible options on a grant-by-grant basis. However, you would not be able to split a single option. In other words, if you have an option to purchase 1,000 shares, you would not be able to choose to exchange 500 shares and retain the other half of your option to purchase 500 shares. You would be able to either exchange all 1,000 shares from that grant or none of those 1,000 shares.

Q12           Will this exchange offer include both vested and unvested options?

A12           Yes.  This exchange offer will include eligible outstanding options, whether vested or not. If you have exercised an option, it is no longer outstanding and is not eligible.

Q13           What will the new vesting terms be for the new options?

A13           The new options would vest in accordance with Sigma’s standard vesting schedule and would start vesting as of the date of grant of the replacement option.  In other words, the replacement option would vest as to 20% of the underlying shares on the first anniversary of the new date of grant, and the remaining 80% of the shares would vest in equal monthly installments over the four years following the first anniversary.  Your options would vest for so long as you continued to provide services to Sigma Designs.

Q14           How would I decide whether or not to exchange my eligible options for new options?

A14           The decision will be yours. Sigma Designs cannot advise you as to whether or not you should participate in the program, or what (if any) options you should exchange. If the Option Exchange program is approved by our shareholders and the Board of Directors decides that the Option Exchange is feasible, Sigma Designs will file written materials relating to the program with the SEC as part of a tender offer statement. These materials will also be forwarded to employees who are eligible to participate in the Option Exchange program.

Q15           How do I found out how many eligible options I have and what their exercise prices are?

A15           If the program is approved, you will receive more information about whether you have Eligible Options and the specific terms of those Eligible Options.

Q16           Would this exchange offer affect future equity grants?

A16           This is a one-time event to exchange certain outstanding options.  It does not affect our ongoing compensation programs, including future equity grants.

Q17           Will I have to participate in the Option Exchange program?

A17           Participation in the Option Exchange program will be completely voluntary. If you choose not to participate, you would keep all of your outstanding stock options, including the stock options that are eligible for the Option Exchange program, and you would not receive a replacement grant. No changes would be made to the terms of your current stock options if you choose not to participate.

Q18           Where can I find additional information about the Option Exchange program?

A18           Additional information about the option exchange offer can be found in the Sigma Designs preliminary proxy statement that was filed with the SEC on June 16, 2009. A copy of the preliminary proxy statement can be found by searching Sigma Designs’ SEC filings at http://www.sec.gov.

Q19           Why isn’t the exchange ratio set one-for-one?

A19           Outstanding options that are underwater have less value than the replacement options that would be granted under the Option Exchange program. Because of this, more underwater options are required to equal the value of a replacement option. If the ratio were set at one-for-one, it would result in an accounting expense for Sigma Designs, which we do not believe is in the best interest of our shareholders.

Q20           What would my new exercise price be?

A20           The new stock options would be granted with an exercise price equal to the closing price of Sigma Designs’ common stock on the new stock option grant date, which we anticipate will be shortly following the completion of the offer period.

Q21           Can you provide me with an example of how the exchange ratios would work?

A21           The exchange ratio will require an employee to exchange a larger number of Eligible Options for a smaller number of replacement stock options.  The Board of Directors has established the exchange ratio at 1.5 to 1.0, such that a participant in the program will receive 1.0 share in the replacement stock option for every 1.5 shares exchanged from the Eligible Option.  For example, if you hold an option to purchase 1,500 shares, and you elect to participate in the Option Exchange program, your replacement stock option will be an option to purchase 1,000 shares.

Q22           My eligible stock options are already vested. Would my new stock options also be fully vested?

A22           No.  All replacement stock options granted under the program would be subject to the new vesting schedule described above in Question 13.

Q23           What would happen to options that I choose not to exchange?

A23           Options that you choose not to exchange would be subject to their original terms.

Q24           Will I owe taxes if I participate in the program?

A24           Generally, the exchange of eligible stock options is treated as a non-taxable exchange, and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. Outside the U.S., the tax consequences vary by country. You should review the tax information pertaining to your country once the tender offer materials become available, and you should consult your personal tax advisor for additional information about your personal tax situation.

Q25           Are there circumstances under which I would not be granted new options?

A25           Yes. If you are no longer an employee of Sigma Designs at the beginning and the end of the exchange period, and on the new option grant date, you would not receive a replacement grant.

Q26           When will the new grant date be?

A26           The timeline of the exchange and the grant date for the replacement options will not be determined until the proposal has been approved by the company’s shareholders and implemented.

Q27           Except for the new exercise price, will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

A27           No.  The new options would have a new vesting schedule and a new term.  The vesting schedule is described in Question 13 above.  The new term of the option would be eight years irrespective of the remaining term on your exchanged stock option.

Q28           How will I elect to exchange my eligible options?

A28           If the exchange program is approved, you would receive more details regarding the process for participating.

Q29           What will happen if I leave Sigma Designs after exchanging my options, but before my new options are granted?

A29           You will be required to be employed by Sigma Designs at the beginning and the end of the exchange period, and on the grant date to receive a replacement grant. If you are not employed by Sigma Designs at such times, you would not receive any new options.  If you leave Sigma Designs before the end of the exchange period, you will be automatically withdrawn from the Option Exchange program and you will retain any rights you held with respect to your eligible options.

Q30           Can Sigma Designs help me decide whether or not I should exchange my eligible options?

A30           No.  Sigma Designs cannot advise you as to whether or not you should participate in the program.

Q31           Who can I talk to if I have questions regarding Sigma Designs’ Option Exchange program?

A31           If you have additional questions after reading this Q&A, please submit a question in writing to Thomas Gay, our Chief Financial Officer, for more assistance. We will not respond to questions individually; however, each question will be reviewed, and if appropriate, included in an update to the Q&A document that we will circulate when appropriate and in accordance with applicable regulations.

Sigma Designs has not initiated the Option Exchange program and will not do so unless we receive approval from Sigma Designs’ shareholders at our 2009 Annual Meeting of Shareholders. Even if shareholder approval is obtained, Sigma Designs may still decide to not implement the program or to delay its implementation. If the program is commenced, Sigma Designs will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange program. Sigma Designs shareholders and option holders will be able to obtain these written materials and other documents filed by Sigma Designs with the SEC free of charge from the SEC’s website at http://www.sec.gov.

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